Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited

Speakers’ Notes

Inco Offers to Acquire Falconbridge
Conference Call

October 11, 2005

Sandra Scott
Good morning and thanks for joining us on this call, which is being webcast on a live, listen-only basis. A news release was issued early this morning and can be obtained at www.inco.com and at www.falconbridge.com, or by calling investor relations at (416) 361-7670 or (416) 982-7178. Following this conference call, a PDF version of our remarks will be available through a link on Inco’s and Falconbridge’s homepages.
I’ll begin with a few housekeeping items.
First, we are including news media and members of the public on this webcast on a live, listen-only basis.
Second, the safe harbour text appears on our webcast slide. This presentation contains forward-looking statements involving risks and uncertainties that are discussed in our filings with the SEC, including filings we will make in connection with the offer.
The third item is investor information related to this communication, which you can see on the slide.

The fourth item is the compliance statements on mineral reserve estimates.
Fifth, all dollar amounts are in U.S. currency unless otherwise stated.
Joining me at our Toronto office are members of Inco’s and Falconbridge’s management teams. Their names are listed on the webcast slide.
Now I’ll pass the call over to Scott Hand.
Scott Hand
Good morning. Today I will speak to you, along with Falconbridge’s CEO Derek Pannell, about the creation of a world-class, Canadian-based mining and metals company. As Sandra mentioned, other executives are here as well – for now, as members of two management teams – but we do not intend that to be true for long. These exceptionally talented people are committed to leading one outstanding, unified company to new heights of achievement and performance in our global industry.
Last evening the Boards of Inco and Falconbridge unanimously approved the acquisition of Falconbridge by Inco and the two companies entered into a definitive support agreement covering the transaction. Today we want to describe the strategic rationale for this agreement; give an overview of the transaction; explain the financial highlights; outline milestones necessary to get the deal done; and address the compelling value proposition that it represents.
Creating a world-class, Canadian-based metals and mining company is a great event for Inco’s and Falconbridge’s shareholders, for the people of the two companies, and for everyone we serve in Canada and globally. We’ll be the world leader in nickel and a leading copper Company: diversified geographically; with outstanding growth prospects in nickel and copper, given our unique project portfolio; strong cash flow; and financial strength to grow. We’ll be much more efficient, too; we’ve already identified $350 million in annual synergies. The acquisition will be immediately significantly accretive. The new Inco will be an excellent investment prospect, given its enhanced size and liquidity in the North American stock markets.
The offer is Cdn$34 per share or 0.6713 of an Inco common share plus Cdn$0.05, subject to pro-rating based upon a maximum cash amount of Cdn$2.87 billion and a maximum of 200.7 million Inco shares. This will put the ownership at 54% Inco and 46% Falconbridge on a fully diluted basis. The new Company’s name will be Inco Limited and the new Inco will be Toronto based. It will be Canada’s number one mining play and Canada’s fifth largest non-financial services company. I will be Chairman and Chief Executive Officer. Reporting to me will be Derek Pannell as President; Steve Douglas,

EVP and CFO; Peter Goudie, EVP Marketing; Aaron Regent, EVP, Strategy & Corporate Development; Stuart Feiner, EVP and General Counsel; and Ron Aelick, EVP Integration. Derek’s direct reports will include Logan Kruger, who will be responsible for nickel operations, and Peter Kukielski, who will head up copper and other metals operations.
Inco’s enterprise value will leapfrog all but a handful of metals and mining companies to about $24 billion. Its estimated earnings before interest, taxes, depreciation and amortization will be $4 billion – fifth highest among metals and mining companies. The new Inco will be stronger, larger and more diversified; with perhaps the best operations, the best estimated reserves and the best growth projects, as well as a great global marketing position. We’ll be a major presence in North and South America, Asia, the South Pacific and Europe.
The new Company will have a more diversified business profile with about half of the combined pro forma 2005 revenues from nickel, one-third from copper, 10% from aluminum and the balance from zinc, precious metals and cobalt.
We will be the leading global nickel producer, with expected combined annual output of some 735 million pounds, based on Inco’s and Falconbridge’s 2005 production guidance – and we anticipate this will climb by about 35% to almost a billion pounds in 2009. We’ll have diversified, fully integrated operations, a terrific cost position and the ability to continue growing – in New Caledonia, Indonesia, Tanzania, Brazil and, very importantly, here in Canada.
We’re moving ahead at Voisey’s Bay and Goro – and by adding the world-class assets of Falconbridge, such as Raglan, we’ll enhance our growth plan.
The new Inco will have great projects and great properties to meet demand for these metals, as well as the financial and technical firepower to bring them on. These advantages reflect excellent prospects for our shareholders.
Combining existing copper assets will make us a leading producer, with a very favourable cost base and an annual output of 1.33 billion pounds, based on Inco’s and Falconbridge’s current 2005 production guidance. Given our key property position, terrific assets and pipeline of projects, such as El Pachon and El Morro, the new Inco potentially could double annual copper production to 2.6 billion pounds by 2011. Just as the world needs more nickel, it needs more copper projects – and the new Inco will be in a position to deliver them.
We believe that we will have the best nickel and copper growth pipeline in the industry – both greenfield and brownfield developments.

Falconbridge also brings attractive assets in aluminum and zinc – and its cobalt and PGM production enhance our position. Considering metals prices, these commodities should provide excellent cash flow to the new Company.
We intend to get immediate operating and corporate synergies – rising to a $350 million per year run rate on a pre-tax operating basis by year-end 2007. These synergies are unique to the combination of our two companies – and so powerful for our future that we’ve designated a key role in the new Inco – with Ron Aelick as EVP Integration – to ensure that the tremendous organizational synergies are maximized. Our estimate of the net present value of the synergies exceeds $2.5 billion after tax. That is equivalent to Cdn$8 for each Falconbridge share.
Combining forces will allow best use of Sudbury processing facilities and enable metals production beyond what we each could have achieved alone.
The acquisition is a `win-win’ for Sudbury – great synergies, incremental long-term jobs and much more investment, as we accelerate mine development to meet higher production goals. In the short-term, there will be some rationalizations in Sudbury, mainly through attrition, and in other parts of the Company. We have every intention of moving quickly to minimize uncertainty for people. Therefore, attrition will be the first tool; however, we will not simply wait for attrition to meet our objectives. The integration and planning to achieve the synergies is well advanced, with dedicated integration teams in place. Derek will speak about this and the synergies we expect; suffice to say they are real, they are major and we’re organized to get them.
From a financial perspective, what will Inco look like after the acquisition? Pro forma liquidity for the six months ended June 30, 2005 is almost $1.6 billion, with an additional undrawn credit facility capacity of $750 million. For the same period, pro forma cash flow from operations, after changes in working capital, is $1.25 billion. Fully committed financing for the cash portion of the transaction is in place. The strength and diversity of our combined cash flows and operating base provide us with tremendous financial resources and flexibility. Over the longer term, this attribute should contribute to lowering our cost of capital. The new Inco will stay focused on maintaining our investment grade ratings.
The Inco Board expects a sustainable dividend, consistent with the financial requirements of growing the Company for shareholders – but recognizing that we should generate strong cash flows, with metals markets staying robust.
The acquisition should be significantly accretive to Inco on a cash flow per share basis in the first year, based on current First Call consensus mean estimates for 2006. From an adjusted earnings per share perspective, the acquisition should be neutral for Inco in year one and significantly accretive in year two. The acquisition would be accretive to Inco on a net asset value per share basis in year one.
Currently Inco and Falconbridge trade at price to cash flow ratios of just over six times. We see potential for multiple expansion, given the enhanced size and high quality assets of the new Inco.
In our view, nickel and copper top the list of most desirable metals – given rising demand, especially from China. I say today, as I have said before, `the bloom is not off the rose’ for nickel – or for copper. The implications of China’s impact aren’t `economic rocket science’. China’s living standards will rise and industrialization will continue – with Inco involved for the long term in this sea change. Strong demand growth will come from China, from nearby countries, and likely from India for many years to come. And don’t forget OECD countries, where economic indicators show continuing strong or improving economic conditions.
The real challenge is meeting demand – and the new Inco will play a central role. I’ve said again and again that nickel has the best prospects of any metal. That remains true. And we’re now adding much more copper – a metal that is selling at close to record price levels and has an impressive future.

This is one of the greatest acquisitions in the metals and mining industry, and one that many people have long thought should see the light of day. Well, it is happening now and I believe it will offer a very attractive future for the shareholders of Inco and Falconbridge. Now we’ll hear from Derek.
Derek Pannell
Thank you Scott and good morning. I will echo what Scott said and tell you that Falconbridge’s management is very positive about the transaction. The new Inco will not only be the leading nickel producer, with an excellent copper position – it will have solid operating foundations, a marketing network in over 40 countries and a strong financial position. In terms of leadership, it will have an exceptional management team and employee base.
I would particularly like to emphasize that the acquisition will enhance shareholder value for both companies. After careful consideration, the Falconbridge Board endorsed this transaction – confident that it will provide immediate value to Inco’s and Falconbridge’s shareholders in the form of a premium. Falconbridge shareholders will have significant ownership – 46% in the new Inco on a fully diluted basis – and an exciting future. Significant additional shareholder value will be unlocked through synergies unique to the two companies. This transaction continues the positive momentum for Falconbridge shareholders.

Our leading position in estimated proven and probable nickel mineral reserves is a competitive advantage. We will have an estimated contained nickel in the mineral reserve base of about 8.45 million tonnes – and the world’s best portfolio of existing and greenfield nickel properties – with locations in Canada, New Caledonia, Indonesia and the Dominican Republic, plus exploration properties in other countries. Voisey’s Bay is now producing concentrate in Labrador and development of Goro in New Caledonia and Nickel Rim South in Sudbury is progressing. We plan to expand at PT Inco in Indonesia and Raglan in Quebec.
We’ll work with our partner, SMSP, and New Caledonia and France, to get a development project for Koniambo that meets everyone’s needs. We have spent considerable time, effort and money to do just that and we’re hopeful that we can achieve a successful resolution by year-end.
From a copper perspective, our combined estimated proven and probable mineral reserves would total nearly three billion tonnes, with low-cost, long-life assets and operations in stable mining environments with well-trained workforces. These include first-rate operations in Chile and Peru, such as Collahuasi and Antamina and the recently expanded Altonorte smelter.

Even before realizing synergies from the transaction, we expect the new Inco’s nickel and copper cash production costs per pound to be in the lower half of the Brook Hunt cost curve – assuming that uncontrollable costs like energy prices and currency levels remain within estimated ranges. In time we should do even better.
The Company will be a leading cobalt producer. In addition, it will be the world’s third largest producer of zinc, and we expect to supply 10% of the U.S. demand for aluminum. Our operations will generate excellent cash flow and also provide a stronger, more diverse economic and geographic platform.
We will have processing facilities around the world and the ability to enhance efficiency by directing ore and intermediate products to Sudbury, Thompson, Wales, Japan, Taiwan, Korea or China. As the market changes we can shift nickel to applications and places where demand is stronger.
We should realize annual pretax synergies at a run rate of $350 million by year-end 2007 – with over 75% achieved by the end of the first quarter of 2007. We’ll get about 70% of the savings from operational synergies and the rest from overheads.

The estimated operating synergies would come from three main focuses: $120 million from feed flow optimization; $90 million from cost and other improvements; and $30 million from maximizing throughput.
I’ll be brief here, with just a top-line view of each area. The feed flow optimization thrust is based largely on our ability to mix and match Falconbridge processing facilities with Inco feeds – and vice versa. For example, Inco’s McCreedy East mine is far from the Inco mill and has a much higher than average copper and PGM content, which causes variability of feed into Inco’s mill. Falconbridge’s Thayer-Lindsley mine has a nickel content consistent with other mines in the area and is close to the Inco mill. If we swap the feeds we can save on freight costs, reduce feed variability and, very importantly, improve mill recoveries.
Another example of the operational opportunities created by this transaction is our plan to reconfigure the Clarabelle mill processing circuit to produce a separate copper concentrate, which will allow us to raise nickel smelting capacity and production in Sudbury, while avoiding capital expenditures. The Inco copper concentrate would feed Falconbridge’s Kidd Creek smelter – thereby reducing the freight charges and working capital currently associated with Kidd Creek’s South American feed.

In terms of cost and other improvements, in a competitive global industry a more efficient, productive and competitive operation in Sudbury is key. We can streamline our procurement practices and gain economies of scale – and we expect a one-time working capital reduction. We can also reduce our combined support and services group in Sudbury by about 100-to-150 people. Many of the reductions may be possible through attrition but timing must be balanced with our objectives of fairness and speed.
Respect for employees has been a fundamental principle for Inco and Falconbridge. Wherever rationalization is required, it will be approached in a way that offers as much support and understanding as possible to those affected. We do not see realizing synergies as an exercise in job reduction. In fact, growth opportunities should allow us over time to create more jobs, both direct and indirect, particularly in new mine development.
The third major area of operational synergies – maximizing throughput – involves matching assets to processes and feeds in a manner that enhances our performance overall. We can greatly improve the economics of Falconbridge’s Fraser Morgan mine, based on its proximity to and ability to share infrastructure with Inco’s Coleman/McCreedy East mine – a mine that in turn can avoid $15 million in capital spending by using Falconbridge’s existing ventilation system.

These are very early days; indeed, we believe there is potential to push synergies beyond the $350 million a year level.
Noranda and Falconbridge have recently been through many exciting changes. I am very proud to have been part of the Board and management team that led the company toward the exciting growth opportunity we are describing today. Over the last few years we refinanced Noranda, started up and expanded two world-class copper mines, discovered the best nickel orebody Falconbridge ever owned, integrated aluminum assets from bauxite to foil and, this year, we expect to produce an all-time record nickel output. This momentum continued when we finally prevailed and realized our long-term ambition of bringing Noranda and Falconbridge together. Of course, that is history and shareholders are more interested in the question of how this positive momentum can be intensified. I believe joining with Inco is the answer. I have fully committed, with my team, to working hand in hand with Scott to ensure the momentum is sustained and the transaction creates value and broadens opportunities for all our shareholders.
As the global leader in nickel and a leading copper company, I’m confident that we’ll be able to do just that. Inco will have a tremendous presence around the world. We’ll be best positioned to grow in both nickel and copper. We’ll have a strong balance sheet and generate lots of cash. And the $350 million in annual synergies we’ve already targeted underscore the unique benefits we can get from bringing Inco and Falconbridge together. It will be awhile before we enjoy the full rewards but the acquisition is significantly accretive right away. And we expect that the new Inco’s greater size of liquidity on the NYSE and TSX will immediately broaden its appeal to investors.
With that, I’ll turn the call back to Scott.
Scott Hand
So where do we go from here?
We will need regulatory clearances from authorities in Canada, the U.S. and the European Union. We are optimistic that this will happen within three months or so – and to expedite the process, Inco is prepared, if required, to divest Falconbridge’s Nikkelverk refinery in Norway and certain related marketing organizations, as a post-transaction event. This divestiture, if required, could happen through a sale, IPO, or distribution to new Inco shareholders of shares in a company formed to own and separately operate these assets. If required, Inco would provide the refinery – on an arms length basis – with intermediate product to meet its forecast needs, consistent with what Falconbridge would have done.

We expect to soon mail a take-over bid circular for the Falconbridge shares. The offer is subject to certain conditions, including at least 66 2/3rds of the Falconbridge common shares being tendered and regulatory clearances. We expect the offer to be completed in early 2006 and to close in the 2006 first quarter.
This is a friendly transaction and we’ve been working together closely to ensure that we fully capitalize on its benefits. Our comprehensive mutual due diligence is completed. Integration planning is well advanced through the work of a dedicated team. And while we prepare for a bright future, we will also keep our focus on best practices and maximizing the performance of our existing core business. We will build the new Inco – every aspect of the organization – from `the best of both worlds’: swiftly, surely, and strategically.
The new Company will be committed to principles Inco and Falconbridge share: creating value for shareholders; dedication to safety; respect for the environment; supporting communities where we operate; and ensuring a workplace that shows consideration for employees, encourages best practices and offers the chance to thrive.
The new Inco will be a powerhouse – and a home to terrific people in crucial roles like exploration, process and product R&D, project development and marketing. Management expertise is a key to growth and we will deploy talented individuals to shape an exceptional management team. I see us as the mining and metals company of choice for investors and employees, with a strong presence in and commitment to Canada – and a global reach.
Derek and I, our management teams and our Boards – we’re all excited about the new Inco. I hope you are, too. We’ll have a vibrant organization and – with our size and scope – excellent prospects for multiple expansion.
Now we’ll be happy to take your questions.
Scott’s Closing Comments
I’ll close this call by reminding you of where the new Inco begins: as the global leader in nickel and a leading copper company. In my view, this truly is just a starting point for a company with so much going for it. We have geographic diversification and an asset portfolio that provides outstanding growth opportunities in the two best metals. We’ll combine robust cash flow and financial strength with at least $350 million in annual synergies. And the acquisition is significantly accretive from the get-go. Inco will have tremendous reach, resources, experience and – from a stock market perspective – enhanced size and liquidity on the NYSE and TSX. In our view, investors who own the new Inco will be buying into a world of opportunities and global market leadership.

I’ll remind you that copies of our press releases can be found on our websites – at www.inco.com and www.falconbridge.com. We’ll update you again when we release third quarter earnings – Inco on October 25 and Falconbridge on October 26.
Finally, I believe that truly outstanding companies not only grow but adapt, turning opportunity to advantage to produce ever greater rewards for shareholders – rewards that I expect Inco to deliver.
Thanks for listening.
Forward-Looking Statements
This presentation contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this presentation represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2004, and Inco’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005.
Important Legal Information
This presentation may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco will prepare and file, if required, a registration statement on Form F-8, containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge, and other documents with the SEC. Falconbridge, if required, will file other documents regarding the proposed merger with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to receive the registration statement and Inco’s other SEC filings free of charge at the SEC’s web site, www.sec.gov or from Inco’s media or investor relations departments.